Exhibit 12.1

The AES Corporation and Subsidiaries

Statement Re: Calculation of Ratio of Earnings to Fixed Charges

(in millions, unaudited)

	2015	2014	2013	2012	2011
Actual:
Computation of earnings:
Income from continuing operations before income taxes and equity in earnings of affiliates	$1,122	$1,576	$1,048	$230	$2,260
Fixed charges	1,559	1,584	1,595	1,693	1,799
Amortization of capitalized interest	19	21	20	18	9
Distributed income of equity investees	16	28	2	5	25
Less:
Capitalized interest	(97)	(75)	(58)	(87)	(152)
Preference security dividend of consolidated subsidiary	(10)	(5)	(6)	(6)	(4)
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	(28)	(26)	(40)	(4)	(2)

Earnings	$2,581	$3,103	$2,561	$1,849	$3,935

Fixed charges:
Interest expense, debt premium and discount amortization	$1,430	$1,485	$1,516	$1,581	$1,623
Capitalized interest	97	75	58	87	152
Preference security dividend of consolidated subsidiary	10	5	6	6	4
Interest portion of rental expense (1)	22	19	15	19	20

Fixed charges	$1,559	$1,584	$1,595	$1,693	$1,799

Ratio of earnings to fixed charges	1.66	1.96	1.61	1.09	2.19

(1)	Calculated as one-third of rental expense, which is deemed to be representative of the interest factor in rental expense.